Exhibit (d)(2)

EXECUTION VERSION

JOINDER

This JOINDER TO THE AGREEMENT AND PLAN OF MERGER (this “Joinder”), is made and entered into as of January 7, 2025, by Eagle 1 Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

A. Reference is hereby made to that certain Agreement and Plan of Merger made and entered into as of January 6, 2025, by and between Stryker Corporation, a Michigan corporation (“Parent”), and Inari Medical, Inc., a Delaware corporation (the “Company”) (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”).

B. Merger Sub was incorporated on January 7, 2025, by Parent, for the sole purposes of effecting the Offer, the Merger and the transactions contemplated by the Merger Agreement, in each case on the terms and conditions set forth in the Merger Agreement.

C. Pursuant to the Merger Agreement, Parent agreed to cause Merger Sub to become a party to the Merger Agreement as promptly as practicable following Merger Sub’s formation, or otherwise in accordance with the terms thereof.

D. Merger Sub wishes to enter into this Joinder and hereby become a party to and be bound by and comply with the provisions of the Merger Agreement applicable to it.

NOW, THEREFORE, in consideration of the foregoing premises as well as for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Merger Sub, intending to be legally bound, hereby agrees as follows:

AGREEMENT

1.1 Joinder to Merger Agreement. Merger Sub hereby agrees that it is and shall be deemed for all purposes a party to and bound by the terms of the Merger Agreement as “Merger Sub” in the same manner as if Merger Sub were an original signatory to the Merger Agreement, and Merger Sub is and shall be fully bound by, and subject to, and will comply in all respects with all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Merger Sub as though an original party thereto and in accordance with the terms and conditions set forth therein. Merger Sub acknowledges and agrees that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in the Merger Agreement, and subject to the terms set forth therein, be consummated as soon as practicable following the Acceptance Time.

1.2 Authority; Binding Nature of this Agreement. Merger Sub has the corporate power and authority to execute and deliver and perform its obligations under this Joinder; and the execution, delivery and performance by Merger Sub of this Joinder has been duly authorized by all necessary action on the part of Merger Sub and its board of directors. This Joinder constitutes the legal, valid and binding obligation of Merger Sub, and is enforceable against Merger Sub in accordance with its terms, subject to (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; and (b) legal limitations on enforceability arising from rules of Law governing specific performance, injunctive relief and other equitable remedies. The Company is an express and intended third party beneficiary to this Joinder and shall have all rights and remedies available in law or at equity to enforce the provisions contained herein.

1.3 Miscellaneous. The provisions of Article 8 of the Merger Agreement shall apply mutatis mutandis to this Joinder.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Joinder has been executed by the undersigned as of the date first above written.

EAGLE 1 MERGER SUB, INC.

By:	/s/ J. Andrew Pierce
Name: J. Andrew Pierce
Title: President

[Signature Page to Joinder to Agreement and Plan of Merger]